NEWS RELEASE

                              FOR IMMEDIATE RELEASE



            CLASS ACTION LAWSUIT LAUNCHED BY A BCI COMMON SHAREHOLDER


MONTREAL (CANADA) September 27, 2002 - Bell Canada International Inc. ("BCI") today announced that a lawsuit has been filed with the Ontario Superior Court of Justice by Mr. Wilfred Shaw, a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE Inc. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's Recapitalization Plan and the implementation of BCI's Plan of Arrangement approved by the Ontario Superior Court of Justice on July 17, 2002.

BCI is of the view that the allegations contained in the lawsuit are frivolous and entirely without merit and intends to take all appropriate actions to vigorously defend its position. BCI will seek to recover its costs incurred as a result of the defence of the lawsuit.

BCI is operating under a court supervised Plan of Arrangement to dispose of its remaining assets, settle all claims against the company and make a final distribution to stakeholders. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

This news release may contain or refer to other communications that may contain certain forward-looking statements that reflect the current views and/or expectations of management with respect to performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

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FOR FURTHER INFORMATION PLEASE CONTACT: Bell Canada International Inc.,
Howard Hendrick, Executive Vice-President and Chief Financial Officer,
(514) 392-2260, howard.hendrick@bci.ca.

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